Exhibit 99.1

NOTICE OF

ANNUAL GENERAL AND SPECIAL MEETING

AND INFORMATION CIRCULAR

OF

TRX GOLD CORPORATION

To be held

Virtually via Microsoft Teams

at 10:00 a.m. (Toronto time)

on Thursday, February 29, 2024

Shareholders may attend the meeting via live webcast. Registered Shareholders attending via webcast may vote during the meeting. All Shareholders are encouraged to vote their proxies prior to the meeting. Shareholders will be afforded the opportunity to ask questions of management at the conclusion of the meeting.

Teams meeting details are as follows:

Link:	https://teams.microsoft.com/l/meetup-join/19%3ameeting_Y2Q1OTIwMTEtMjFhZC00MTIxLWFmOTgtZGE1YzE5YzVhNTdi%40thread.v2/0?context=%7b%22Tid%22%3a%22745c9c7f-0a5b-4423-9415-05c4c28440cd%22%2c%22Oid%22%3a%22fe558089-434b-4b79-a821-d2c1a4aba702%22%7d
Meeting ID:	282 723 679 466
Passcode:	9gW8N6
Join on the Web:	https://www.microsoft.com/microsoft-teams/join-a-meeting

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

277 Lakeshore Road East, Suite 403

Oakville, Ontario L6J 6J3

www.trxgold.com

TO THE SHAREHOLDERS OF

TRX GOLD CORPORATION:

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the "Meeting") of the shareholders of TRX Gold Corporation (the "Corporation") will be held virtually via Microsoft Teams, on Thursday, February 29, 2024 at 10:00 a.m., Toronto time, for the following purposes:

1.	To receive and consider the consolidated audited financial statements of the Corporation, together with the auditor's report thereon, for the fiscal year ended August 31, 2023;

2.	To set the number of directors at five;

3.	To elect directors for the ensuing year;

4.	To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

5.	To consider and, if deemed advisable, pass an ordinary resolution ratifying and confirming By-Law No. 3 of the Corporation (the “Advance Notice By-Law”) adopted by the Board of Directors on January 11, 2024, as described in the accompanying Information Circular; and

6.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Shareholders are encouraged to vote by proxy and may attend the Meeting via live webcast. Registered Shareholders attending via webcast may vote during the meeting. All Shareholders are encouraged to vote their proxies prior to the meeting. Shareholders will be afforded the opportunity to ask questions of management at the conclusion of the meeting.

Teams meeting details are as follows:

Link:	https://teams.microsoft.com/l/meetup-join/19%3ameeting_Y2Q1OTIwMTEtMjFhZC00MTIxLWFmOTgtZGE1YzE5YzVhNTdi%40thread.v2/0?context=%7b%22Tid%22%3a%22745c9c7f-0a5b-4423-9415-05c4c28440cd%22%2c%22Oid%22%3a%22fe558089-434b-4b79-a821-d2c1a4aba702%22%7d
Meeting ID:	282 723 679 466
Passcode:	9gW8N6
Join on the Web:	https://www.microsoft.com/microsoft-teams/join-a-meeting

Shareholders are encouraged to vote by proxy, by mail, by telephone or electronically on the Internet, in advance of the deadline set forth in the accompanying Information Circular. See “Proxies and Voting Rights”. The Corporation is not aware of any items of business to be brought before the Meeting other than those described in the Information Circular.

If you have any questions regarding the Meeting or voting at the Meeting, please contact your broker or intermediary or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors (“Kingsdale"), at 1.888.302.5677 (toll free in North America), or at 1.647.577.3634 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

NOTICE AND ACCESS

The Corporation has elected to use the notice-and-access provisions (“Notice-and-Access Provisions”) provided for under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the Meeting in respect of mailings to registered holders and beneficial holders of Common Shares. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

Materials can be viewed online under the Corporation’s SEDAR+ profile at www.sedarplus.ca and at the following internet address: https://odysseytrust.com/client/trx-gold-corp/

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR+ by:

•	Visiting the following internet address: https://odysseytrust.com/client/trx-gold-corp/
•	Calling 1-888-290-1175 within North America or outside of North America at 1-587-885-0960; or
•	Sending an email to shareholders@odysseytrust.com

Requests should be received at least five (5) business days in advance of the proxy return date and time set out in the proxy or voting instruction form in order to receive the meeting materials in advance of such date and the meeting date. Additional information respecting how to obtain paper copies of the meeting materials may be found in the Information Circular.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of common shares of record at the close of business on January 15, 2024 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

IMPORTANT: Please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose. Alternatively, the proxy can be voted by telephone or electronically as set forth in the form of proxy. To be used at the Meeting, completed proxies must be received by Odyssey Trust Company Attn: Proxy Department, 702, 67 Yonge Street, Toronto, ON, Canada, M5E 1J8, prior to 10:00 a.m. (Toronto time) on Tuesday, February 27, 2024. The mailing address, telephone number and internet website of Odyssey Trust Company are set out in the form of proxy accompanying this notice.

DATED this 15th day of January, 2024.

By Order of the Board

“Shubo Rakhit”
Shubo Rakhit
Chairman

277 Lakeshore Road East, Suite 403

Oakville, Ontario L6J 6J3

www.trxgold.com

INFORMATION CIRCULAR

(As at January 15, 2024, except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of TRX Gold Corporation (the "Corporation") for use at the annual general and special meeting (the "Meeting") of the shareholders of the Corporation (“Shareholders”) to be held on Thursday, February 29, 2024 and at any adjournment(s) thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by senior officers and employees of the Corporation. Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses of forwarding proxies and proxy material to the beneficial owner of such shares. The cost of solicitation will be borne by the Corporation. The Corporation has engaged Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately $60,500 to Kingsdale for proxy solicitation services in addition to certain out-of-pocket expenses. The Corporation may also reimburse brokers and other persons holding Common Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

The persons named as proxy holders (the “Designated Persons”) in the enclosed form of proxy are directors or senior officers of the Corporation. A Shareholder has the right to appoint a person or entity (who need not be a Shareholder) to attend and act for him/her on his/her behalf at the meeting other than the Designated Persons in the accompanying form of proxy. To exercise this right the Shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names or may submit another proxy.

In order to be voted, the completed instrument of proxy must be deposited at the office of the registrar and transfer agent of the Corporation, Odyssey Trust Company (the “Transfer Agent”) at its offices at Proxy Dept., 702, 67 Yonge Street, Toronto, ON, Canada, M5E 1J8, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof. Alternatively, the completed form of proxy may be deposited with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

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A registered Shareholder may revoke a proxy by:

(a)	signing a proxy with a later date and delivering it at the place and within the time noted above;
(b)	signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the Transfer Agent, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chair of the Meeting prior to the Meeting ‘s commencement on the date of the Meeting or any adjournment thereof,
(c)	attending the Meeting or any adjournment thereof and registering with the scrutineer as a Shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or
(d)	any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as many Shareholders do not hold their shares in the Corporation in their own name. Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such Shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders appearing on the records maintained by the Corporation’s Transfer Agent as registered Shareholders will be recognized and allowed to vote at the Meeting. If a Shareholder’s shares are listed in an account statement provided to the Shareholder by a broker, in all likelihood those shares are not registered in the Shareholder’s name and that Shareholder is a Beneficial Shareholder. Such shares are most likely registered in the name of the Shareholder’s broker or an agent of that broker. In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting. Beneficial Shareholders are also asked to consider signing up for electronic delivery (“E-delivery”) of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, go to www.proxyvote.com and sign in with your control number, vote for the resolutions at the meeting and following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your Meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Corporation (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Corporation (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with securities regulatory policy, the Corporation is not sending the Meeting materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Intermediaries for distribution to Beneficial Shareholders, unless a Beneficial Shareholder has waived the right to receive them.

The Corporation does not intend to pay for Intermediaries to deliver the Meeting materials and Form 54-101F7 –Request for Voting Instructions Made by Intermediary to OBOs. As a result, OBOs will not receive the Meeting materials unless their Intermediary assumes the costs of delivery.

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Intermediaries are required to forward the Meeting materials to Beneficial Shareholders to seek their voting instructions in advance of the Meeting. Shares held by Intermediaries can only be voted in accordance with the instructions of the Beneficial Shareholders. The Intermediaries often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Intermediary in order that your shares are voted at the Meeting.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

The purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own. A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered Shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to Shareholders in this Information Circular and the accompanying instrument of proxy and notice of Meeting are to registered Shareholders unless specifically stated otherwise.

If you have any questions regarding the Meeting or voting at the Meeting, please contact your broker or intermediary or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1.888.302.5677 (toll free in North America), or at 1.647.577.3634 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com

Voting of Common Shares and Proxies and

Exercise of Discretion by Designated Persons

Only Shareholders of record as at the close of business on January 15, 2024 (the “Record Date”) who have completed and delivered a form of proxy in the manner and subject to the provisions described under the heading "Appointment of Proxies" shall be entitled to vote, or have their common shares voted, at the Meeting, or any adjournment thereof. On any poll, each Shareholder of record holding common shares of the Corporation on the Record Date is entitled to one vote for each common share registered in his or her name on the list of Shareholders as at the Record Date.

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon and the Shareholder has appointed one of the Designated Persons named in the form of proxy, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy and it is intended that the Designated Persons will vote the Common Shares represented by such proxy in favour of all matters identified in the proxy, including the setting of the number of directors at five and the election of the nominees to the Corporation’s Board of Directors (the “Board”), the appointment of the auditors, ratifying and confirming By-Law No. 3 of the Corporation and any other matters proposed by management at the Meeting.

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The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

The Corporation may utilize the Broadridge QuickVoteTM system, which involves NOBOs being contacted by Kingsdale, which is soliciting proxies on behalf of Management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the NOBO’s Intermediary). While representatives of Kingsdale are soliciting proxies on behalf of Management, Shareholders are not required to vote in the manner recommended by the Board of Directors. The QuickVoteTM system is intended to assist Shareholders in placing their votes, however, there is no obligation for any Shareholders to vote using the QuickVoteTM system, and Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Circular. Any voting instructions provided by a Shareholder will be recorded and such Shareholder will receive a letter from Broadridge (on behalf of the Shareholder’s Intermediary) as confirmation that their voting instructions have been accepted.

NOTICE AND ACCESS

The Corporation has elected to use the notice-and-access provisions (“Notice-and-Access Provisions”) provided for under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the Meeting in respect of mailings to registered holders and beneficial holders of Common Shares. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

Registered holders and beneficial holders of Common Shares will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form. In addition, paper copies of the Notice of the Meeting, this Information Circular, a form of proxy and the financial information in respect of our most recently completed financial year (the “Meeting Materials”), will be mailed to those shareholders who do not hold their Common Shares in their own name but who have previously requested to receive paper copies of these materials.

The Meeting Materials will be available electronically at https://odysseytrust.com/client/trx-gold-corp/ as of January 23, 2024 and will remain on the website for one (1) full year thereafter. The Meeting Materials will also be available on SEDAR+ at www.sedarplus.ca.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Corporation by calling toll-free at 1-888-290-1175 within North America or outside of North America at 1-587-885-0960 or by sending an email to shareholders@odysseytrust.com. Meeting Materials will be sent to such shareholders and to shareholders requesting paper copies of the Meeting Materials by any other means at no cost to them, within three (3) business days of the Corporation receiving their request, if such requests are made before the date of the Meeting, including any adjournment thereof, and within 10 calendar days of the Corporation receiving their request, if such requests are made on or after the date of the Meeting and within one (1) calendar year of the Meeting Materials being filed online.

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INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation, or any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of common shares (the “Common Shares”, “Shares”, “common shares” or “shares”), of which 279,150,061 Common Shares are issued and outstanding. Each Common Share entitles the holder thereof to one vote in respect of the matters to be considered at the Meeting. The holders of Common Shares of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting, except to the extent that:

(i)	a shareholder has transferred the ownership of any shares after January 15, 2024, and

(ii)	the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such shares at the Meeting.

The by-laws of the Corporation provide that a quorum at any meeting of Shareholders shall be persons present not being less than two in number and who hold or represent not less than 20% of the total number of the issued shares of the Corporation entitled to vote at the meeting.

To the knowledge of the directors and executive officers of the Corporation, there are no shareholders who beneficially own directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

If you have any questions regarding the Meeting or voting at the Meeting, please contact your broker or intermediary or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1.888.302.5677 (toll free in North America), or at 1.647.577.3634 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

MATTERS TO BE ACTED UPON AT THE MEETING

TO THE KNOWLEDGE OF THE CORPORATION’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

1.        Financial Statements

The audited financial statements of the Corporation for the year ended August 31, 2023, together with the auditors’ report thereon (the “Financial Statements”), will be presented to the shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102 – Continuous Disclosure Obligations, shareholders will not automatically receive copies of financial statements unless a financial statement request card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management’s Discussion & Analysis are available to the public under the Corporation’s profile on the SEDAR+ website at www.sedarplus.ca.

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2.       Set Numbers of Directors

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Corporation at five. The number of directors will be approved if the affirmative vote of at least a majority of Common Shares present or represented by proxy at the Meeting and entitled to vote thereat are voted in favour of setting the number of directors at five.

The shares represented by proxy will be voted FOR the resolution to set the number of directors at five, unless the Shareholder has specified in the instrument of proxy that the Shareholder’s Common Shares are to be voted against the resolution.

3.        Election of Directors

Majority Voting

The Corporation has adopted a majority voting policy for directors for uncontested meetings. The Board believes that each director should have the confidence and support of the shareholders of the Corporation. To this end, the Board has unanimously adopted a Majority Voting Policy for directors of uncontested meetings.

If with respect to any individual director nominee, the number of shares withheld from voting is greater than the number of shares voted in favour of such individual nominee, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Such a nominee will forthwith submit his or her resignation to the Board to take effect on acceptance by the Board. The Board will promptly refer the resignation to the Nominating Committee for consideration. The Nominating Committee shall consider the matter and make a recommendation to the full board and the Board will determine whether or not to accept the tendered resignation within 90 days of the shareholders’ meeting. The director tendering his or her resignation will not participate in any meetings of the Committee or the Board which considers the resignation.

The Board currently consists of five directors, all of whom are elected annually. The term of office for each of the current directors of the Corporation expires at the Meeting. The Board has determined to nominate the five current directors for re-election: Shubo Rakhit, Stephen Mullowney, Dr. Norman Betts, Andrew Cheatle, and Richard Steinberg.

The five persons described below have been nominated and will be proposed at the Meeting for election as directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. It is the intention of the Designated Persons to vote FOR the resolution electing the nominees outlined below as directors of the Corporation for the ensuing year, at a remuneration to be fixed by the Board, unless the Shareholder has specified in the instrument of proxy that the Shareholder’s Common Shares are to be withheld from voting on the election of such directors.

If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by the management of the Corporation and for the remaining proposed nominees. Management has been informed that each of the proposed nominees listed below is willing to serve as director if elected.

The names, jurisdiction of residence, principal occupations and respective interests of such nominees in securities of the Corporation set forth in the following table were furnished by the individual nominees:

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Name, Jurisdiction of Residence and Position with the Corporation	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Number of Common Shares beneficially owned or directly or indirectly controlled(1)
Stephen Mullowney Mississauga, Ontario Chief Executive Officer and Director	CEO of the Corporation since December 2020, former Partner and Managing Director at PricewaterhouseCoopers LLP (PwC).	February 25, 2021	901,578
Shubo Rakhit (2)(3) Mississauga, Ontario Chairman	Corporate finance professional; previously, Managing Director, Head of Mergers and Acquisitions with Echelon Wealth Partners.	March 15, 2021	284,840
Dr. Norman Betts (2)(3) Fredericton, New Brunswick Director	Retired Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant Fellow.	January 4, 2005	414,549
Andrew Cheatle Toronto, Ontario Chief Operating Officer and Director	Mining executive, geoscientist, and director. Mr. Cheatle is currently also a Non-Executive Director of Condor Gold plc.	October 29, 2020	570,265
Richard J. Steinberg (2)(3) Toronto, Ontario Director	Partner, Fasken Martineau DuMoulin LLP, former Chair of Fasken’s Securities and Mergers & Acquisitions Group.	February 25, 2022	131,250
(1)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at January 15, 2024 is based on information furnished to the Corporation by the individual nominees.
(2)	Member of Audit and Risk Management Committee. Dr. Betts serves as Chair.
(3)	Member of Corporate Governance and Nominating Committee. Mr. Rakhit serves as Chair.

Corporate Cease Trade Orders or Bankruptcies

Within the ten years prior to the date of this Information Circular, no director or proposed director of the Corporation is, or has been, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity:

•	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or
•	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
•	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

Within the ten years prior to the date of this Information Circular, no director of the Corporation has become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

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Penalties or Sanctions

Within the past ten years no proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

4.       Appointment of Auditors

At the Meeting, the Shareholders will be asked to vote for the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as auditors for the Corporation for the ensuing year and to authorize the directors to fix the auditors’ remuneration.

The shares represented by proxy will be voted FOR the resolution to appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year, at a remuneration to be fixed by the Board, unless the Shareholder has specified in the form of proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

5.        Approval of By-Law No. 3 – Advanced Notice By-Law

Background

On January 11, 2024, the Board resolved to adopt By-Law No. 3, which sets out advance notice requirements that apply in certain circumstances involving nominations of individuals for election as directors of the Corporation (the "Advance Notice By-Law"). A copy of the Advance Notice By-Law is attached to this Proxy Circular as Schedule "A" and is also available on SEDAR+ at www.sedarplus.ca. The summary of the Advance Notice By-Law set out below is qualified in its entirety by the full text of the Advance Notice By-Law.

Purpose of the Advance Notice By-Law

The purpose of the Advance Notice By-Law is to provide Shareholders with the conditions and framework for the nomination of directors by fixing a deadline by which such nominations must be submitted by a shareholder to the Corporation prior to any annual or special meeting of shareholders, and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

Summary of Terms of the Advance Notice By-Law

The Advance Notice By-Law provides that advance notice to the Corporation must be provided in circumstances where nominations of individuals for election to the Board are made according to a "proposal" in accordance with the Business Corporations Act (Alberta) (the "ABCA"), or a requisition of a meeting made pursuant to the ABCA, or by a person (a "Nominating Shareholder") who: (i) at the close of business on the date that notice of a proposed nomination is given to the Corporation (as contemplated by the Advance Notice By-Law) and at the close of business on the record date for determining Shareholders entitled to receive notice of, or to vote at, the applicable meeting, is entered the Corporation's securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and establishes such beneficial ownership to the satisfaction of the Chair of the meeting; and (ii) complies with the notice and other procedures set out in the Advance Notice By-Law.

The Advance Notice By-Law fixes a deadline by which notice of a proposed nomination must be provided to the Secretary of the Corporation prior to any annual meeting of the Shareholders or any special meeting of the Shareholders at which directors are to be elected, and outlines the specific information that a Nominating Shareholder must include in such notice. No person nominated by a Shareholder will be eligible for election as a director unless nominated in accordance with the provisions of the Advance Notice By-Law.

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In the case of an annual meeting of Shareholders, notice to the Secretary of the Corporation must be given not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that if the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of Shareholders (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes), notice to the Secretary of the Corporation must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice By-Law also provides transparency of a potential “Against Campaign” to provide sufficient notice of a challenge to the Board before a vote takes place. Subject to the ABCA and the articles of the Corporation, if, at the Proxy Cut-Off of an Uncontested Meeting, the sum of:

a.	the number of votes instructed to be cast against the election of one or more of the directors nominated by the Board in deposited proxies or voting instruction forms;

b.	the number of votes represented by a third-party proxy appointee without instruction in deposited proxies or voting instruction forms; and

c.	the number of votes represented by registered shareholders entitled to vote at the Uncontested Meeting, outside of depositories, for which no proxy has been appointed;

is greater than 50% of the (i) total number of votes represented by deposited proxies or voting information forms plus (ii) the votes represented in (c), then the meeting shall be automatically postponed for a single period of up to 45 days, during which time the Corporation may elect to file or disseminate updated information providing any supplemental disclosure or take any further action deemed appropriate by the Board.

An “Against Campaign” means the communication by a shareholder of (i) their intention to vote against the election of one or more of the individuals nominated by the Board for election as a director of the Corporation or (ii) their opposition to the business and affairs of the Corporation, including any of its directors or management, under circumstances pursuant to which a reasonable person would conclude such shareholder intends to vote against the election of one or more of the individuals nominated by the Board for election as a director of the Corporation, in each case under circumstances reasonably calculated to result in another shareholder (or shareholders) of the Corporation voting against one or more of the directors nominated by the Board.

The meeting shall not be automatically postponed if timely notice of an Against Campaign is properly provided to the Corporation and posted on SEDAR+ no later than 30 calendar days in advance of such meeting or as otherwise indicated in the Advance Notice By-Law.

The Board may, in its sole discretion, waive any requirement of the Advance Notice By-Law and may delegate such discretion to the Chair of any meeting of the Shareholders.

Confirmation and Approval of Advance Notice By-Law by Shareholders

Under the ABCA, the Advance Notice By-Law is in effect until it is confirmed, confirmed as amended or rejected by an ordinary resolution of the Shareholders at the Meeting, and if confirmed or confirmed as amended, the Advance Notice By-Law will continue in effect in the form in which it is so confirmed. If shareholders do not confirm the Advance Notice By-Law at the Meeting, it will thereafter cease to have effect. For greater certainty, the Corporation's existing bylaws are not affected by the Advance Notice By-Law and will continue in effect, unamended.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, approve the following ordinary resolution respecting confirmation of the Advance Notice By-Law (the "Advance Notice By-Law Resolution"):

"BE IT RESOLVED, as an ordinary resolution of the shareholders of TRX Gold Corporation (the "Corporation") that:

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1. By-Law No. 3 - the Advance Notice By-Law providing, among other things, for advance notice of nominations of directors of the Corporation and transparency of an against campaign, in the form attached as Schedule "A" and as described in the management information circular of the Corporation, dated January 15, 2024, is hereby ratified and confirmed as a by-law of the Corporation; and

2. any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute (whether under the corporate seal of the Corporation or otherwise) and deliver, or cause to be executed and delivered, and to sign and/or file, or cause to be signed and/or filed, as the case may be, all applications, declarations, instruments and other documents, and to do or cause to be done all such other acts and things, as such officer or director may consider necessary or advisable to give effect to the foregoing paragraphs of this resolution including, without limitation, the execution, signing or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination."

In order to be passed, the foregoing ordinary resolution requires the affirmative vote of a majority of the votes cast at the Meeting.

The Board recommends that Shareholders vote in favour of the approval of the ordinary resolution as set forth above. The persons named in the form of proxy, unless expressly directed to the contrary in such form of proxy, will vote such proxies FOR the ordinary resolution to confirm and adopt the Advance Notice By-Law without amendment.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts reported in are in US funds unless otherwise indicated.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(b)	an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(c)	each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

In respect of the Corporation’s year ended August 31, 2023, the Corporation is naming five NEOs.

Name	Position
Stephen Mullowney	Chief Executive Officer (“CEO”)
Andrew Cheatle	Chief Operating Officer (“COO”)
Michael Leonard	Chief Financial Officer (“CFO”)
Khalaf Rashid	Senior Vice President, Tanzania
Christina Lalli	Vice President, Investor Relations

Key Highlights of the Corporation’s Executive and Director Compensation Programs

Provided below are highlights of the Corporation’s executive and director compensation programs that have been put in place moving forward to ensure good governance:

•	Pay for performance – The vast majority of NEO compensation is tied to “at risk” pay in the form of annual incentives and long-term Incentives (namely stock options and shares). For the four current NEOs, approximately 71% of target compensation is tied to Incentive compensation.

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•	Regular review of peer group – The Corporate Governance and Nominating Committee regularly reviews the applicability of the compensation peer group for NEOs annually and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Corporation’s operations.

•	Relevant performance metrics – The performance metrics and expected performance levels for the annual incentive plan is reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for the Corporation’s shareholders.

•	Threshold performance expectations before incentive payouts are made – Threshold performance expectations are set to make sure that a minimum level of performance is achieved against annual incentive performance metrics before payouts can be made for that metric. If threshold performance is not achieved under the annual incentive performance metrics, then there is the possibility for no annual incentive to be paid. Stock option grants, due to the requirement for the Corporation’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run. Share grants and RSUs also fluctuate in value for NEOs in-line with the performance of the Corporation’s shares.

•	Targets on incentive payouts – Annual incentive payouts are targeted at 100% of salary for each NEO to ensure affordability for the Corporation.

•	Modest benefits – Benefits are set at competitive levels, but represent a small part of total NEO compensation.

•	Reasonable Termination without Cause severance obligations – NEO severance obligations are capped at no higher than 12 months in the case of termination without cause which falls within acceptable market norms.

•	Double Trigger Change of Control provisions – Change of control provisions in the Corporation’s employment agreements only trigger when there is both a change in control of the Corporation and a subsequent termination of employment (either by the new employer or the executive for Good Reason).

•	Independent Advice on compensation levels and structure – The Corporate Governance and Nominating Committee has engaged with Global Governance Advisors since 2021 to support the Committee in making decisions regarding executive and Board compensation at the Corporation (see “Compensation Discussion and Analysis – Compensation Review Process” for more information).

•	Review of compensation risk – The Corporate Governance and Nominating Committee monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking.

•	“Anti-hedging” policy – The Corporation has a policy that prohibits hedging and derivative trading for NEOs and non-employee directors.

Compensation Discussion and Analysis

The adequacy and form of director and officer compensation is reviewed annually by the Corporate Governance and Nominating (“CG&N”) Committee of the Board of the Corporation. The CG&N Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff. The CG&N Committee is currently comprised of three directors: Shubo Rakhit (Chair), Norman Betts and Richard Steinberg all of whom are independent for the purposes of National Instrument 58-101 – Corporate Governance.

During Fiscal Year 2023, the CG&N Committee once again engaged with Global Governance Advisors (“GGA”), an independent compensation advisor with significant global executive and director compensation experience, to review and provide recommendations to the GC&N Committee regarding the Corporation’s executive and non-employee director’s compensation philosophy, peer group and compensation plan designs.

Overall, the members of the CG&N Committee, with the assistance of GGA, had the necessary experience to enable them to make decisions on the suitability of the Corporation’s compensation policies or practices during the Corporation’s 2023 Fiscal Year.

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During the 2023 Fiscal Year, TRX worked with GGA to review and update (where needed) the compensation philosophy for the Corporation that would aid the Corporation in determining appropriate compensation for both its executives as well as non-employee directors.

The goal of the executive compensation philosophy at TRX is to attract, motivate, retain and reward a knowledgeable and driven management team and to encourage them to attain and exceed performance expectations.

TRX’s compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the Corporation’s financial and operational performance as well as individual contributions.

The compensation program is designed to reward each executive based on corporate and individual performance and is also designed to incent such executives to drive the organization’s growth in a sustainable and prudent way.

The following key principles guide the Corporation’s overall compensation philosophy:

•	Attract, retain, motivate and engage high caliber talent whose expertise, skills and performance are critical to the Corporation’s success;
•	Align executive interests with the business objectives of TRX;
•	Focus executives on the key business factors that will drive shareholder value;
•	Align compensation with TRX’s corporate strategy and financial interests as well as the long-term interests of TRX shareholders; and,
•	Compensation should be fair and reasonable to shareholders and be set with reference to the local market and similar positions in comparable companies.

During Fiscal Year 2023, the CG&N Committee worked with GGA to evaluate and provide recommendations on the Corporation’s executive and director compensation programs to ensure the Corporation continues to be market-competitive among a defined “Peer Group” (as detailed below) and in the overall mining marketplace. This review included analysis of the Corporation’s Peer Group for the purpose of evaluating total direct compensation (base salary plus short-term incentive and long-term incentive) levels and high-level analysis of the Corporation’s short and long-term design practices relative to the Peer Group and broader competitive market. The Corporation’s Peer Group is reviewed periodically to generally ensure it remains aligned with the current size and scope of the Corporation’s operations, and is based on companies that generally meet the following criteria:

•	Companies with a market cap range between 0.25x and 4x the size of TRX, but also considering other factors such as Total Assets and Expected Revenues at TRX;
•	Companies with operations in similar geographical locations to TRX to account for geographic risk;
•	Companies primarily mining for gold/silver or other precious metals;
•	Companies with a similar business strategy and scope of operations to TRX to take into account the complexity of the project; and
•	Publicly traded companies on major North American or similar exchanges.

The Corporation’s 2023 Peer Group consisted of the following companies:

• Bluestone Resources Ltd.	• I-80 Gold Corp.	• Robex Resources Inc.
• Caledonia Mining Corporation PLC	• Mako Mining Corp.	• Shanta Gold Ltd.
• Galiano Gold Inc.	• Mandalay Resources Corp.	• Thor Explorations Ltd.
• GoGold Resources Inc.	• Orecorp Ltd.	• Troilus Gold Corp.
• Gold Resource Corp.	• Orezone Gold Corp.

GGA completed a compensation review for the Corporation’s executives and non-employee directors in the spring and summer of 2023, which took into account TRX’s evolving state of operations at that time. The Peer Group is intended to evolve over time as the nature of TRX’s operations change and operations at its Buckreef Mine grow and stabilize.

The Corporation’s compensation program seeks to reward an executive officer’s current and future expected performance. Individual performance is reviewed for all executive officers based largely on a quantitative and qualitative evaluation of the Corporation’s achievement of corporate milestones and objectives.

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Hedging Policy

The Corporation’s NEOs and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Neither the NEOs nor the directors are permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEOs or directors, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds.

Compensation Review Process

The CG&N Committee is tasked with the responsibility of, among other things, recommending to the Board, compensation policies and guidelines for the Corporation and for implementing and overseeing compensation policies approved by the Board. It reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary, short-term incentives, and participation in equity compensation arrangements such as the Omnibus Equity Plan.

Specifically in Fiscal Year 2023, the CG&N Committee was assisted in this by an external compensation consultant (GGA) who performed a benchmarking comparison with a group of peer companies, and provided recommendations and guidance to the committee on compensation in setting appropriate levels of remuneration and in creating an appropriate compensation structure for the Named Executive Officers within the corporation. Additionally, in assessing compensation levels, the committee relied on the experience of their members as officers, directors and auditors of other publicly traded mineral exploration and development companies. The purpose of this assessment process was to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;
•	identify and understand any gaps that may exist between the Corporation’s compensation levels and compensation paid by other companies as well as any differences in compensation structure; and
•	establish a basis for developing salary adjustments and short-term and long-term incentive awards.

The results of the review indicated that no adjustments were required to base salaries and short-term incentive levels for the NEOs (with the exception of the CFO and SVP, Tanzania) as total cash compensation was generally market competitive. However, an annual market competitive grant of equity compensation was needed to tie executives to the long-term performance of TRX’s shares and reflect the complexity involved in managing TRX’s operations at Buckreef. A leveraged payout curve with the ability to earn up to 200% of target in the case of superior performance was maintained for the short-term incentive plan.

Ultimately, the CG&N Committee considered the implications of the risks associated with the Corporation’s compensation policies and practices and concluded that, given the nature of the Corporation’s business and the role of the CG&N Committee in overseeing the Corporation’s executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

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Use of Consultants

The CG&N Committee is required to pre-approve any compensation related engagements with independent third parties, such as GGA. Although management of the Corporation may work with GGA on compensation specifics, GGA reports directly to the CG&N Committee in all engagements undertaken. The Corporation incurred the following fees for GGA’s work over the last two fiscal years:

Fiscal Year	Executive Compensation Related Fees	All Other Fees
2023	C$66,644	C$0
2022	C$39,500	C$0

During Fiscal Year 2023, the CG&N Committee worked with GGA to review and update the Corporation’s compensation philosophy and peer group, which was then utilized to conduct compensation benchmarking for the Corporation’s top four executives and non-employee directors. This included analysis of competitive compensation levels, but also the short and long-term incentive plan designs at the Corporation and its peers. In addition, GGA also assisted TRX with advice on balanced scorecard development and performance management for the upcoming 2024 Fiscal Year and compensation-related disclosure within the Corporation’s annual Form 20-F and Management Information Circular for Fiscal Year 2022

During Fiscal Year 2022, the CG&N Committee formed a special committee of independent directors, comprised of Norman Betts and Shubo Rakhit, to complete a comprehensive review of compensation. The special committee engaged GGA to review the Corporation’s compensation philosophy and peer group as well as provide a comprehensive compensation benchmark analysis for its top four executives and non-employee directors against the approved peer group. This included analysis of competitive compensation levels, but also the short and long-term incentive plan designs at the Corporation and its peers. In addition, GGA assisted TRX with compensation-related disclosure within the Corporation’s annual Form 20-F and Management Information Circular for Fiscal Year 2021.

Effective July 13, 2022, a new Compensation Committee charter was approved. Since that date, the CG&N Committee assumed the Compensation Committee mandate. The CG&N Committee will continue to assess the need for a separate Compensation Committee based on the needs of the Corporation.

The CG&N Committee is currently comprised of the following directors, all of whom are independent:

Shubo Rakhit (Chair)	Independent (1)
Norman Betts	Independent (1)
Richard Steinberg	Independent (1)

(1)	A member of a committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

Elements of Executive Compensation Program

During Fiscal Year 2023, the Corporation’s compensation program was comprised of four (4) components:

1.	base salary;
2.	short-term incentive;
3.	equity compensation through the Omnibus Equity Plan; and
4.	employee benefits.

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Component	Rationale & Process
Base Salary

•     Forms the basis for attracting talent and comparing to and remaining competitive with the market.

•     Fixed, and used to determine other aspects of the compensation program.

•     Targeted within the range of the peer group while also taking into account the factors listed below.

•     Determined at the beginning of the year based on benchmarking performed internally or by an independent third-party consultant. The base salary for each NEO is based on an assessment of the current competitive market, economic conditions, compensation levels within the peer group, Corporation performance (both on an absolute basis and relative to the peer group), complexity of the workload undertaken and the particular skills of each NEO such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.

•     Using market-based data from the external benchmarking comparison, budgetary guidelines and other internally generated planning and forecasting tools, the CG&N Committee performs an assessment of the compensation of all NEOs. The CG&N Committee then works to set the base salary of the CEO and then along with the CEO to set the base salary of the CFO and other NEOs.

Short-Term Incentive

•     Links pay to corporate and/or personal achievements for the year.

•     Short-term incentive opportunity targeted at the median of the peer group with ability to pay above median when superior results are achieved.

•     Short-term incentive criteria are established at the start of the year and include specific targets and corporate goals. Successful achievement of a short-term incentive target will trigger a partial incentive payout. The CG&N Committee assesses NEO performance against the short-term incentive criteria annually and, if criteria are met, approves the payment of short-term incentives. If a minimum level of performance is not achieved then no short-term incentive is paid to an NEO.

Equity Compensation (e.g. Omnibus Equity Plan)

•     Links pay to the longer-term performance of the Corporation’s Shares.

•     The level of Equity compensation granted is targeted at the median of the peer group with the ability to realize value from equity above median when superior share price performance is achieved for the Corporation’s shareholders.

•     The Corporation has historically granted long-term incentives in the form of stock options. Any new stock options issued going forward will have a 5-year term to expiry. Stock Options are granted to encourage share ownership and creative value-creation for shareholders in those receiving Options. They also help align the interests of the NEOs with the interests of Shareholders by linking a component of executive compensation to the longer-term performance of the Corporation’s Shares. Moving forward, Restricted Share Units (“RSUs”) also have the ability to be granted to provide added retention value to NEOs while also aligning final payout value to the future performance of the Corporation’s shares. In the future, RSUs may have performance vesting conditions placed on them (i.e., Performance Share Units – PSUs) which will act as an additional pay-for-performance element within the Corporation’s compensation program.

•     The Corporation also has made grants of Corporation Shares to NEOs as part of their employment contracts, which also tie the NEOs to the long-term value created for TRX shareholders.

Employee Benefits

•     Participation in the Corporation’s employee group benefits plans is provided to each NEO where available.

•     There is no pension plan for the NEOs, other than the RRSP matching contributions provided to the CEO and COO under their employment contracts.

•     Designed to be competitive overall with equivalent positions in the mining industry of similar size and scope.

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Base Salary

In determining the annual base salary, the Board of Directors, with the recommendation of the CG&N Committee, considered the following factors:

•	Current competitive market and economic conditions;
•	Compensation levels within the peer group;
•	Corporation performance on an absolute basis and relative to the peer group;
•	Complexity of the workload undertaken; and
•	Particular skills of each NEO, such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.

The annual base salaries for NEOs in Fiscal Year 2023 are highlighted in the table below. Following GGA’s compensation review for NEOs during Fiscal Year 2023, base salaries were set for Fiscal Year 2024 and are also highlighted in the table below:

Named Executive Officer and Position	Fiscal Year 2023 Base Salary ($)	Fiscal Year 2024 Base Salary ($)
Stephen Mullowney, Chief Executive Officer	$500,000	$500,000
Andrew Cheatle, Chief Operating Officer	$375,000	$375,000
Michael Leonard, Chief Financial Officer	$265,000	$300,000
Khalaf Rashid, SVP Tanzania	$225,000	$250,000

Short-Term Incentive

Short-term incentive payments are determined based on the CG&N Committee’s judgment of the performance of the Corporation and individual executives on an annual basis with reference to the financial position of the Corporation. Incentives historically have been determined on a discretionary basis with no set formula used to determine short-term incentive amounts given the relative size of the Corporation and relatively new management team that has been put in place.

While there was no formal short-term incentive design adopted in Fiscal Year 2023 for the NEOs, now that the business is starting to stabilize and the Corporation continued to make progress towards getting to a stronger financial position there is an intent of the Corporation to put in place a more structured short-term incentive design with the help of its independent compensation advisor, GGA, that recognizes the accomplishments of each NEO and management as a whole. Work has begun on this during Fiscal Year 2023 with the intent of having balanced scorecards developed for NEOs on a go forward basis.

In respect of Fiscal Year 2023, the Board of Directors and CG&N Committee have recognized the accomplishments of management as a whole. Specifically:

•	The transition to production at Buckreef was completed on time and on budget taking the processing plant from a test plant to 1,000 tonnes per day.

•	Transforming the Buckreef Mine from a non-profitable operation to a self-sufficient operation generating positive cash flow.

•	Improving relations between TRX Gold and the Tanzanian government.

•	Recapitalized business through value accretive opportunities, generating $35-$40 million in new financing and opening up of additional sources of liquidity for the future.

•	Improved stabilization of finances which has improved TRX Gold’s overall liquidity.

•	Exploration/drill program has been expanded by identifying 2 new sheer zones adjacent to the main zone. This is expected to lead to increased reserves & resources moving forward.

•	Enhancing internal processes and strengthening of the organization which has led to improved reporting and policy development.

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In recognizing these accomplishments, taking into consideration the Corporation’s financial position in respect of Fiscal Year 2023, the Board of Directors, with the recommendation of the CG&N Committee and consultation with management, determined that small short-term incentive payouts be made to NEOs in respect of performance, but that the majority of incentive compensation be provided in the form of Stock Options and contract-related RSUs. Canadian NEOs have also deferred certain RSU grants in order to maintain treasury as the Corporation is responsible for income tax withholdings on RSU income. These RSU grants have vested and will be issued in the future.

Short-term incentive payouts to be provided to NEOs are as follows:

Named Executive Officer and Position	Short-Term Incentive Payout ($)	Short-Term Incentive Payout (% of Fiscal Year 2023 Salary)	Short-Term Incentive Target (% of Salary)
Stephen Mullowney, Chief Executive Officer	$100,000	20%	50%
Andrew Cheatle, Chief Operating Officer	$70,000	19%	50%
Michael Leonard, Chief Financial Officer	$80,000	30%	50%
Khalaf Rashid, SVP Tanzania	$50,000	22%	50%

The Corporation intends to provide short-term incentive payouts later in Fiscal Year 2024 when it is determined that TRX is in an adequate financial position to make such payments.

Equity Compensation

Equity compensation plans are designed to provide an incentive to the directors, officers, employees and consultants of the Corporation to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation. The Corporation awards equity-based compensation to its executive officers and employees, based upon the Board’s review of the recommendations of the Corporate Governance and Nominating Committee. Previous awards of such equity compensation are taken into account when considering new grants.

Implementation of any new incentive equity-based compensation plan and amendments to the existing plans are the responsibility of the Corporation’s Board.

In general, the Corporation provides for equity compensation through its Omnibus Equity Incentive Plan, which was last approved by shareholders on February 25, 2022.

The maximum allocation of stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) under the plan in aggregate is 10% of the outstanding common shares of the Corporation from time-to-time.

The aggregate number of Common Shares, (a) issuable to insiders (as defined in the Omnibus Plan) at any time under all of the Corporation’s security based compensation arrangements may not exceed 10% of the Corporation’s total issued and outstanding Common Shares; and (b) issued to insiders within any one-year period, under all of the Corporation’s security based compensation arrangements may not exceed 10% of the Corporation’s total issued and outstanding Common Shares; provided that the acquisition of Common Shares by the Corporation for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of Common Shares for cancellation. The annual grant of Awards under this Plan to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board), of which no more than $100,000 may comprise Options. For certainty, this annual limit does not apply to one-time sign-on awards for new Non-Employee Directors.

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The granting of stock options and share units is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the long-term interests of shareholders while also aiding in building share ownership and retention for the Corporation’s employees.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of Common Shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Options

The objective of stock options is to align compensation with returns achieved for TRX shareholders. Eligible executives and employees will only earn value if the underlying share price of TRX appreciates above the exercise price the stock options are granted at. They are intended to assist TRX in retaining employees, attracting critical talent and provide an opportunity to participate in TRX’s long-term share price growth.

Stock options are granted according to the specific level of responsibility of the particular employee and the number of options for each level of responsibility is determined by the Compensation Committee with senior-level executives receiving a larger portion of their compensation in the form of stock options. Consideration is made to historical grants made to the employee and the number of stock options outstanding when determining whether future grants should be made, in addition to any initial sign-on awards.

An Option entitles a holder thereof to purchase a Common Share at an exercise price set at the time of the grant, which exercise price must in all cases be not less than the Market Price on the date of grant (the “Exercise Price”). Market Price is defined as the greater of the volume weighted average trading price of the Common Shares on the TSX or NYSE American for the five trading days immediately preceding the date of grant (or, if such Common Shares are not then listed and posted for trading on the TSX or NYSE American, on such stock exchange on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Board); provided that, for so long as the Common Shares are listed and posted for trading on the TSX or NYSE American, the Market Price shall not be less than the market price, as calculated under the policies of the TSX or NYSE American and further provided that with respect to an award made to a U.S. Taxpayer (as defined in the Omnibus Plan), such participant and the number of Common Shares subject to such Omnibus Plan Award shall be identified by the Board or the Committee (as defined in the Omnibus Plan) prior to the start of the applicable five trading day period (“Market Price”). In the event that such Shares are not listed and posted for trading on any exchange, the Market Price shall be the fair market value of such Common Shares as determined by the Board in its sole discretion and, with respect to an Omnibus Plan Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code (as defined in the Omnibus Plan).

The term of each Option will be fixed by the Plan Administrator, but may not exceed 10 years from the grant date.

As of August 31, 2023, 15,436,000 options are outstanding, representing 5.5% of common shares outstanding.

Restricted Share Units

The objective of granting RSUs is to retain employees and non-employee directors while maintaining alignment of compensation with the long-term share price performance provided to TRX shareholders. RSUs also aid in promoting greater share ownership by executives, employees and non-employee directors at TRX. They are intended to help TRX in retaining and motivating key talent to drive performance over the long run.

An RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry of the Corporation which entitles the holder to receive one Common Share for each RSU after a specified vesting period determined by the Plan Administrator, in its sole discretion. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) subject to the approval of the Plan Administrator, a cash payment, or (c) a combination of Common Shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined by multiplying the number of RSUs redeemed for cash by the Market Price on the date of settlement.

The number of RSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the RSUs, as determined by the Plan Administrator, by (ii) the Market Price of a Common Share on the date of grant.

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As of August 31, 2023, 3,473,077 RSUs are outstanding, representing 1.24% of common shares outstanding. The majority of the outstanding RSUs have vested but have not been issued since management at has deferred the issuance in order to have working capital.

Performance Share Units

The objective of granting PSUs is to retain employees while maintaining alignment of compensation with the long-term performance provided to TRX shareholders, both from a share price and/or operational perspective. PSUs also aid in promoting greater share ownership by executives and employees at TRX. They are intended to help TRX in retaining and motivating key talent to drive performance over the long run.

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry of the Corporation which entitles the holder to receive one Common Share for each PSU on a future date, generally upon the achievement of certain performance goals within the Corporation as determined by the Plan Administrator. Upon settlement, holders will receive (a) one fully paid and non- assessable Common Share in respect of each vested PSU, (b) subject to the approval of the Plan Administrator, a cash payment or (c) a combination of Common Shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined with reference to the Market Price in the same manner as with RSUs.

The number of PSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the PSUs, as determined by the Plan Administrator, by (ii) the Market Price of a Common Share on the date of grant. In certain cases, a discount may be applied to take into account the additional performance conditions attached to the PSU grant.

As of August 31, 2023, no PSUs are outstanding.

Deferred Share Units

The objective of granting DSUs is to retain employees and/or non-employee directors while maintaining alignment of compensation with the long-term share price performance provided to TRX shareholders. DSUs also aid in promoting greater share ownership by executives, employees and non-employee directors at TRX.

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry of the Corporation which entitles the holder to receive one Common Share for each DSU on a future date, generally upon termination of service with the Corporation. Upon settlement, holders will receive (a) one fully paid and non- assessable Common Share in respect of each vested DSU, (b) subject to the approval of the Plan Administrator, a cash payment, or (c) a combination of Common Shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined with reference to the Market Price in the same manner as with RSUs.

The number of DSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the DSUs, as determined by the Plan Administrator, by (ii) the Market Price of a Common Share on the date of grant.

As of August 31, 2023, no DSUs are outstanding.

Dividend Equivalents

RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the Record Date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Further details on the Corporation’s Omnibus Equity Incentive Plan can be found in the Corporation’s 2022 Management Information Circular, filed on January 27, 2022 on SEDAR+ at www.sedarplus.ca.

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Equity Compensation Awarded for Fiscal Year 2022 in Fiscal Year 2023 (Fiscal Year 2023 Equity Compensation will be determined in Fiscal Year 2024)

It was recognized during Fiscal Year 2023 that cash and equity compensation earned by certain NEOs had been accrued during Fiscal Year 2022 but not paid/granted, which was addressed by the Corporation during Fiscal Year 2023. The Corporation plans to address Fiscal Year 2023 cash and equity compensation for certain NEOs in Fiscal Year 2024.

The following table outlines the value of equity compensation granted to NEOs in Fiscal Year 2023. The number of options granted took into account the results of GGA’s competitive market review as well as the complexity of the incumbent’s role and their individual performance. They are intended to motivate NEOs to achieve long-term share price growth and value for TRX shareholders.

Named Executive Officer and Position	Number of Options Granted	Exercise Price	Grant Date Fair Value of Options ($)(1)	Number of RSUs Granted	Value per Share	Grant Date Fair Value of RSUs(3)
Stephen Mullowney, CEO	1,250,000	$0.45	$202,975 (2)	Nil	Nil	Nil
Andrew Cheatle, COO	675,000	$0.45	$109,607 (2)	Nil	Nil	Nil
Michael Leonard, CFO	750,000	$0.45	$121,785 (2)	300,000	$0.40(3)	$120,000(4)
Khalaf Rashid, Senior Vice President, Tanzania	400,000	$0.45	$64,952 (2)	150,000	$0.40(3)	$60,000(5)
Christina Lalli, Vice President, Investor Relations	Nil	Nil	Nil	150,000	$0.40(3)	$60,000(6)
(1)	The grant date fair value of options is determined by the Black-Scholes value of each option granted multiplied by number of options granted.
(2)	Options vest as per the following schedule: One fifth vested immediately on August 28, 2023, the date of grant. The remaining vests equally over a 4-year period on each anniversary of the date of grant. Options expire August 28, 2028.
(3)	The grant date fair value of RSUs is valued using the 5 day VWAP of TRX shares on the NYSE American as of August 28, 2023 ($0.40).
(4)	RSUs to vest on March 1, 2024.
(5)	RSUs to vest on May 1, 2024.
(6)	RSUs vest equally over a 3-year period on each anniversary of August 28, 2023, the date of grant.

While there was no formal Target LTIP (i.e. equity compensation) opportunity communicated in Fiscal Year 2023 to the NEOs, once the business stabilizes there is an intent of the Corporation to put in place a Target LTIP opportunity for each NEO this is market competitive on an annual basis. Until then, the Corporation will continue to manage the equity pool on more of a fixed unit basis in order to maintain a reasonable annual burn rate.

Clawback Policy

On November 23, 2023, the Board adopted an Incentive-based Compensation Clawback Policy (“Clawback Policy”) in accordance with the NYSE American continued listing requirements. The Clawback Policy provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws.

In the event of any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will require reimbursement or forfeiture of any excess incentive compensation received by any executive covered by the policy during the three completed fiscal years immediately preceding the date on which the Corporation is required to prepare an accounting restatement.

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For further information on the Corporation’s Clawback Policy, please refer to the full text of the Clawback Policy posted on the TRX website at www.trxgold.com.

Performance Graph

The following line graph and succeeding table compare the return, assuming an initial investment of C$100, with the cumulative total return, in respect of the S&P/TSX Composite Index and S&P/TSX Global Gold Index compiled by the TSX for the five most recently completed financial years. Both the S&P/TSX Composite Index and S&P/TSX Global Gold Index figures are provided on a total return basis.

Cumulative Value of C$100 Investment
$275.00
$250.00
$225.00
$200.00
$175.00
$150.00
$125.00
$100.00
$75.00
$50.00
$25.00
$0.00
8/31/2018
8/31/2019
8/31/2020
8/31/2021
8/31/2022
8/31/2023
TRX Gold Corporation
S&P/TSX Global Gold Index
S&P/TSX Composite Index

	2018/08/31	2019/08/31	2020/08/31	2021/08/31	2022/08/31	2023/08/31
TRX Gold Corporation	$100.00	$225.81	$243.01	$108.06	$136.56	$115.05
S&P/TSX Composite Index	$100.00	$104.35	$108.32	$138.90	$134.21	$145.61
S&P/TSX Global Gold Index	$100.00	$169.17	$248.44	$192.43	$151.44	$190.62

There has been significant turnover in terms of NEOs within the Corporation over the past 5 years, so direct correlation between NEO compensation and the Corporation’s total return for shareholders is difficult to establish. Starting in Fiscal Year 2022, a significant portion of NEO compensation has now been tied to equity compensation through the granting of stock options and RSUs which are considered at-risk and long-term performance based. Over time, the realized and realizable compensation earned by NEOs should prove to have more correlation with the total return achieved for TRX shareholders.

The following tables set forth particulars concerning the compensation of the five NEOs for the Corporation’s last three fiscal years ended August 31, 2023, 2022 and 2021:

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Summary Compensation Table

All dollar amounts reported in Executive Compensation are in US funds.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share-based Awards ($)(9)	Option-based Awards ($)(10)	Non-equity incentive plan compensation ($)(2)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
						Annual incentive plans	Long-term incentive plans
Stephen Mullowney, CEO(1)	2023 2022 2021	500,000 500,000 375,000	Nil Nil 200,000	1,000,000 500,000 500,000	202,975 633,500 Nil	100,000 Nil Nil	Nil Nil Nil	22,317 23,627 23,644	Nil 8,684(3) 2,597(3)	1,725,292 1,665,811 1,101,241
Andrew Cheatle, COO(4)	2023 2022 2021	375,000 375,000 218,750	Nil Nil 150,000	750,000 375,000 375,000	109,607 475,125 Nil	70,000 Nil Nil	Nil Nil Nil	22,585 23,411 23,644	Nil Nil 21,783(5)	1,257,192 1,248,536 789,177
Michael Leonard, CFO(6)	2023 2022 2021	265,000 251,666 112,500	Nil Nil N/A	345,000 112,500 112,500	121,785 443,450 Nil	80,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 7,412(3) 4,283(3)	731,785 815,028 229,283
Khalaf Rashid, Senior Vice President, Tanzania(7)	2023 2022 2021	225,000 225,000 64,857	Nil Nil 50,000	285,00 112,500 112,500	64,952 316,750 Nil	50,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	574,952 654,250 227,357
Christina Lalli, Vice President, Investor Relations(8)	2023 2022 2021	125,000 36,480 N/A	Nil Nil N/A	60,000 61,200 N/A	Nil Nil N/A	20,000 Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	185,000 97,680 N/A
(1)	Mr. Mullowney was appointed as CEO effective December 1, 2020. Mr. Mullowney’s executive employment agreement included common shares bonus of $500,000 on his appointment date. The employment agreement also included a minimum bonus of $500,000 payable in common shares on the first anniversary of his appointment date, and a minimum bonus of $1,000,000 payable in common shares on the secondary anniversary of his appointment date. There are other terms in the executive employment agreement that were not reflected in the table above either because they don’t affect the current fiscal year or the amount is not yet determinable.
(2)	See “Short-Term Incentive” discussion above.
(3)	Consists of medical/insurance benefits.
(4)	Mr. Cheatle was appointed as a director effective October 29, 2020 and COO effective February 1, 2021. Mr. Cheatle’s executive employment agreement included common shares bonus of $375,000 on his appointment date, minimum common shares bonus of $375,000 on the first anniversary of his appointment date, and minimum common shares bonus of $750,000 on the secondary anniversary of his appointment date as COO of the Corporation. There are other terms in the executive employment agreement that were not reflected in the table above either because they don’t affect the current fiscal year or the amount is not yet determinable.
(5)	This amount includes $17,500 director fees paid to Mr. Cheatle prior to his appointment as COO. Mr. Cheatle did not receive director fees upon his appointment as COO.
(6)	Mr. Leonard was appointed as CFO on March 1, 2021. Mr. Leonard’s executive employment agreement included common shares bonus of $112,500 on his appointment date, minimum common shares bonus of $112,500 on the first anniversary of his appointment date, and minimum common shares bonus of $225,000 on the second anniversary of his appointment date.
(7)	Mr. Rashid was appointed as Senior Vice President, Tanzania on May 18, 2021. Mr. Rashid’s executive employment agreement included common shares bonus of $112,500 on his appointment date, minimum common shares bonus of $112,500 on the first anniversary of his appointment date, and minimum common shares bonus of $225,000 on the second anniversary of his appointment date.
(8)	Ms. Lalli was appointed as Vice President, Investor Relations on May 1, 2022.
(9)	The value of RSUs included in share-based awards is valued using the closing price of TRX shares on the NYSE American on the grant date.
(10)	The value of option-based awards is based on the grant date fair value of options determined by the Black-Scholes value of each option granted multiplied by number of options granted.

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Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table outlines all outstanding share-based and option-based awards as of August 31, 2023:

	Option-based Awards					Share-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Stephen Mullowney, CEO	2023 2022 2021	1,250,000 2,500,000 Nil	0.45 0.50 N/A	August 28, 2028 August 17, 2027 N/A	Nil	Nil	800,000(1)	1,344,424
Andrew Cheatle, COO	2023 2022 2021	675,000 1,875,000 Nil	0.45 0.50 N/A	August 28, 2028 August 17, 2027 N/A	Nil	Nil	600,000(1)	866,721
Michael Leonard, CFO	2023 2022 2021	750,000 1,750,000 Nil	0.45 0.50 N/A	August 28, 2028 August 17, 2027 N/A	Nil	300,000	117,000(2)	299,065
Khalaf Rashid, Senior Vice President, Tanzania	2023 2022 2021	400,000 1,250,000 Nil	0.45 0.50 N/A	August 28, 2028 August 17, 2027 N/A	Nil	150,000	58,500(2)	304,070
Christina Lalli, Vice President, Investor Relations	2023 2022 2021	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil	Nil	Nil	Nil
(1)	Represents the minimum guaranteed value of common shares bonus per their respective employment contracts.
(2)	The value of unexercised in-the-money options and market value of vested share-based awards not paid out or distributed were calculated using the closing price of TRX common shares on the NYSE American as of August 31, 2023 ($0.39).

Incentive plan awards – Value vested or earned during the year

The following table outlines the value of share-based and option-based awards that would have been realized on the vesting date during the year ended August 31, 2023:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Stephen Mullowney, CEO	Nil	1,000,000(3)	Nil
Andrew Cheatle, COO	Nil	750,000(3)	Nil
Michael Leonard, CFO	Nil	225,000(3)	Nil
Khalaf Rashid, Senior Vice President, Tanzania	Nil	225,000(3)	Nil
Christina Lalli, Vice President, Investor Relations	Nil	17,200	Nil
(1)	The value of option-based awards is calculated as the difference between the closing price of TRX common shares on the NYSE American on each vesting date and the exercise price of options vested multiplied by the number of options vested during the year.
(2)	The value of share-based awards is calculated as the closing price of TRX common shares on the NYSE American on each vesting date multiplied by the number of shares vested during the year.
(3)	Represents the value of the common share bonus to be received in shares that vested during the year. The entire portion of the common shares have not yet been issued as of the date of filing and will be issued in due course.

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Incentive plan awards - Value exercised during the year

No options were exercised by any of the NEOs during the fiscal year ended August 31, 2023.

Executive Compensation Agreements

The Corporation has entered into an employment agreement (each a “Senior Executive Agreement”) with each of its NEOs (Stephen Mullowney, Andrew Cheatle, Michael Leonard, Khalaf Rashid, Christina Lalli) with an indefinite term and provisions regarding base salary, cash signing bonuses, performance bonuses, minimum stock bonuses, paid vacation time, eligibility for benefits and security-based compensation, and confidentiality provisions of indefinite application. Each Senior Executive Agreement includes Termination and Change of Control Benefits.

The Corporation entered into the NEOs’ Employment Agreements on the following effective dates:

•	Stephen Mullowney (15th of October, 2020)
•	Andrew Cheatle (1st of February, 2021)
•	Michael Leonard (23rd of February, 2021)
• •	Khalaf Rashid (18th of May, 2021) Christina Lalli (11th of May, 2022)

Termination and Change of Control Benefits

The following employment contracts are in place whereby each person is entitled to termination or change of control benefits:

Stephen Mullowney

Pursuant to the Executive Employment Agreement with Stephen Mullowney, CEO, Mr. Mullowney is entitled to the following compensation in the event of termination without cause or should Mr. Mullowney resign for good reason:

•	During the first year, a lump sum payment equivalent to 1 times his base salary, 1 times performance bonus to which he is entitled, 0% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Mullowney receives comparable benefits from another employer;
•	During the second year, a lump sum payment equivalent to 1.5 times his base salary, 1.5 times performance bonus to which he is entitled, 50% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Mullowney receives comparable benefits from another employer;
•	During the third year, a lump sum payment equivalent to 2 times his base salary, 2 times performance bonus to which he is entitled, 75% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Mullowney receives comparable benefits from another employer; and
•	During the fourth year and subsequent thereto, a lump sum payment equivalent to 2.5 times his base salary, 2.5 times performance bonus to which he is entitled, 100% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Mullowney receives comparable benefits from another employer.
•	An annual common share issuance having a fair market value of USD$500,000 on each anniversary of the effective date of his employment agreement (“Severance Stock”) until the earlier of (i) five such annual issuances have been made, and (ii) such time as the sum of the fair market value of the minimum stock bonuses issued to Mr. Mullowney the Severance Stock issuances equals USD$3,000,000.

Mr. Mullowney is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Corporation or Mr. Mullowney resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 36 months of base salary;
•	a lump sum payment equivalent to 3 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;

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•	accrued Entitlements through to the date of termination;
•	benefits continuation for the earlier of an additional 36 months from the date of termination or the date upon Mr. Mullowney receives comparable benefits from another employee;
•	subject to the terms of any Omnibus Incentive Plan, all minimum stock bonuses granted that have not yet become payable as of the date of termination shall immediately become payable on the date of termination; and
•	subject to the terms of any Omnibus Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Andrew Cheatle

Pursuant to the Executive Employment Agreement with Andrew Cheatle, COO, Mr. Cheatle is entitled to the following compensation in the event of termination without cause or should Mr. Cheatle resign for good reason:

•	During the first year, a lump sum payment equivalent to 1 times his base salary, 1 times performance bonus to which he is entitled, 0% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Cheatle receives comparable benefits from another employer;
•	During the second year, a lump sum payment equivalent to 1.5 times his base salary, 1.5 times performance bonus to which he is entitled, 50% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Cheatle receives comparable benefits from another employer;
•	During the third year, a lump sum payment equivalent to 2 times his base salary, 2 times performance bonus to which he is entitled, 75% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Cheatle receives comparable benefits from another employer; and
•	During the fourth year and subsequent thereto, a lump sum payment equivalent to 2 times his base salary, 2 times performance bonus to which he is entitled, 100% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Cheatle receives comparable benefits from another employer.
•	An annual common share issuance having a fair market value of USD$375,000 on each anniversary of the effective date of his employment agreement until the earlier of (i) five such annual issuances have been made, and (ii) such time as the sum of the fair market value of the minimum stock bonuses issued to Mr. Cheatle the Severance Stock issuances equals USD$2,250,000.

Mr. Cheatle is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Corporation or Mr. Cheatle resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 24 months of base salary;
•	a lump sum payment equivalent to 2 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the earlier of an additional 24 months from the date of termination or the date upon Mr. Cheatle receives comparable benefits from another employee;
•	subject to the terms of any Omnibus Incentive Plan, all minimum stock bonuses granted that have not yet become payable as of the date of termination shall immediately become payable on the date of termination; and
•	subject to the terms of any Omnibus Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Michael Leonard

Pursuant to the Executive Employment Agreement with Michael Leonard, CFO, Mr. Leonard is entitled to the following compensation in the event of termination without cause or should Mr. Leonard resign for good reason:

•	An amount equal to 6 months’ base salary, plus 1 month of base salary for every completed year of service, up to a maximum of 12 months’ base salary in lieu of notice of termination;

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•	Any incentive bonus or other compensation awards that may have been declared as having been earned and owing immediately preceding the date of termination;
•	Continuation of any benefits during the notice period; and
•	In the event Mr. Leonard accepts alternate employment prior to the expiry of the notice period, the salary continuation payments will end upon the commencement of the alternate employment and Mr. Leonard will receive a lump sum payment equal to 50% of the value of the unexpired portion of the notice period.

Mr. Leonard is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Corporation or Mr. Leonard resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 24 months of base salary in lieu of notice of termination;
•	a lump sum payment equivalent to 2 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the notice period; and
•	subject to the terms of any Omnibus Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Khalaf Rashid

Pursuant to the Executive Employment Agreement with Khalaf Rashid, Senior Vice-President, Tanzania, Mr. Rashid is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Corporation or Mr. Rashid resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 24 months of base salary in lieu of notice of termination;
•	a lump sum payment equivalent to 2 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the notice period; and
•	subject to the terms of any Omnibus Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Christina Lalli

Pursuant to the Executive Employment Agreement with Christina Lalli, Vice President, Investor Relations, Ms. Lalli is entitled to the following compensation in the event of termination without cause:

•	An amount equal to 3 months’ base salary, plus 1 month of base salary for every completed year of service, up to a maximum of 12 months’ base salary in lieu of notice of termination;
•	Any incentive bonus or other compensation awards that may have been declared as having been earned and owing immediately preceding the date of termination;
•	Continuation of any benefits during the notice period; and
•

In the event Ms. Lalli accepts alternate employment prior to the expiry of the notice period, the salary continuation payments will end upon the commencement of the alternate employment and Ms. Lalli will receive a lump sum payment equal to 50% of the value of the unexpired portion of the notice period.

Ms. Lalli is entitled to the following compensation in the event her employment is terminated without cause following a change of control of the Corporation or Ms. Lalli resigns for good cause within 12 months following a change of control:

•	a lump sum payment equivalent to 6 months of base salary in lieu of notice of termination;

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•	a lump sum payment equivalent to 0.5 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination if less than two annual performance bonus payments been made;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the notice period; and
•	subject to the terms of any Omnibus Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Summarized below are the current severance obligations owed to the current NEOs upon a Termination without Cause or Termination following a Change of Control scenario, as of August 31, 2023. These figures exclude the value of benefits continuation.

	Termination without Cause		Change of Control
	Entitlement		Entitlement
Stephen Mullowney, CEO	2.0x Base Salary 2.0x Performance Bonus Severance Stock 0.75% of all equity awards(1) 24 months Benefits	$3.1 million	36 months Base Salary 3x Performance Bonus Minimum Stock Bonus 100% of all equity awards(1) 36 months Benefits	$4.1 million
Andrew Cheatle, COO	2.0x Base Salary 2.0x Performance Bonus Severance Stock 0.75% of all equity awards(1) 24 months Benefits	$2.3 million	24 months Base Salary 2x Performance Bonus Minimum Stock Bonus 100% of all equity awards(1) 24 months Benefits	$2.3 million
Michael Leonard, CFO	8 months Base Salary	$176,667	24 months Base Salary 2x Performance Bonus 100% of all equity awards(1)(2)	$1.2 million
Khalaf Rashid, Senior Vice President, Tanzania	n/a	n/a	24 months Base Salary2x Performance Bonus 100% of all equity awards(1)(2)	$958,500
Christina Lalli, Vice President, Investor Relations	4 months Base Salary	$41,667	6 months Base Salary 0.5x Performance Bonus 100% of all equity awards(2)	$174,075
(1)	The value of vesting of option-based awards is calculated as the difference between the closing price of TRX common shares on the NYSE American on August 31, 2023 ($0.39) and the exercise price of options vested multiplied by the number of options outstanding at August 31, 2023.
(2)	The value of vesting of share-based awards is calculated as the closing price of TRX common shares on the NYSE American ($0.39) multiplied by the number of RSUs outstanding at August 31, 2023.

Pension Plan Benefits

In the executive employment agreement that the Corporation has entered with Mr. Mullowney and Mr. Cheatle with an annual cash contribution to their retirement savings plan to the maximum amount permitted under the Canadian Income Tax Act, subject to an annual maximum value of CAD $30,000.

Director Compensation

During Fiscal Year 2023, the Corporation engaged GGA to complete an updated review of non-employee director compensation. The director compensation philosophy was re-affirmed as part of that review with the following objectives:

•	Be fair and reasonable, reflecting the time and effort required by a director;
•	Reflect the complexities, risks, skillsets and value associated with directors on the Board;
•	Attract, retain and motivate high quality individuals to act in the best interests of the shareholders;

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•	Reward each director based on individual commitments; and
•	Be affordable to the organization.

A more formalized compensation structure with flat cash retainers paid for Board and Committee service was adopted has been adopted along with eligibility to receive annual equity grants (currently in the form of RSUs). Compensation has been targeted at an appropriate position within TRX’s peer group to reflect the relative workload and risk of liability non-employee directors are assuming currently.

It was also recognized during Fiscal Year 2022 that cash and equity compensation earned by certain non-employee directors had been accrued during Fiscal Year 2021, but not paid/granted which was addressed by the Corporation during Fiscal Year 2022. In Fiscal Year 2023, the Corporation addressed Fiscal Year 2022 cash and equity compensation for certain non-employee directors as well.

Cash Retainers

Outlined in the table below is a summary of the cash retainers approved by the Board. The retainers outlined below take into account the results of benchmarking analysis conducted by GGA in the spring and summer of 2023 to continue to position the non-employee director compensation at TRX competitively within the peer group and reflect the roles, responsibilities and risks faced by TRX directors.

Since Fiscal Year 2022, non-employee directors can elect to receive all or a portion of cash fees in RSUs.

The Corporation notes the unfortunate passing of its Board Chair in October 2023 and the subsequent appointment of Shubo Rakhit as an independent Board Chair. In consultation with GGA, the Corporation’s compensation advisor, the Board Chair annual cash retainer was amended from $150,000 down to $115,000. The table below highlights the go-forward retainer structure at TRX Gold with the appointment of a new independent Board Chair.

	Chair Annual Retainer ($)	Member Annual Retainer ($)
Board of Directors	115,000	60,000
Audit and Risk Management Committee	10,000	5,000
Corporate Governance and Nominating Committee	10,000	5,000

Equity Compensation

In addition to the cash retainers outlined above, TRX directors are also eligible to receive an annual grant of RSUs, subject to the annual grant limits approved under the Omnibus Equity Incentive Plan.

RSU grants were made in August 2023 to non-employee directors to compensate them for their service in Fiscal Year 2022. The higher grant received by Mr. Rakhit takes into account his role as Lead Independent Director during the Fiscal Year. He has subsequently become independent Board Chair following the passing of Mr. Sinclair in October 2023 and it is intended that he receive a higher equity grant value than other independent Board members moving forward to reflect the added role and responsibilities he has taken on as Board Chair.

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The following table outlines the value of equity compensation granted to non-employee directors in the form of RSUs in Fiscal Year 2023.

Director	Number of RSUs Granted	Grant Price ($)	Grant Date Fair Value of RSUs (2) ($)
James Sinclair(1)	125,000	$0.40	50,000
Norman Betts	187,500	$0.40	75,000
Shubo Rakhit	200,000	$0.40	80,000
Richard Steinberg	187,500	$0.40	75,000
(1)	Mr. Sinclair sadly passed away on October 6, 2023.
(2)	The grant date fair value of RSUs was valued using the 5 day VWAP of TRX shares on the NYSE American as of August 28, 2023 ($0.40). RSUs to vest on September 27, 2023.

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Corporation’s most recently completed financial year:

Name	Fees Earned ($)	Option-Based Awards ($)	Share-Based Awards ($)	All Other Compensation ($)	Total ($)
Norman Betts	75,000	Nil	76,875	Nil	151,875
Shubo Rakhit	100,000(3)	Nil	82,000 (4)	Nil	265,334
James Sinclair(1)	150,000	Nil	51,250 (5)	Nil	381,250
Richard Steinberg	67,589	Nil	76,875	Nil	144,464
William Harvey(2)	31,891	Nil	Nil	Nil	31,891
(1)	Mr. Sinclair sadly passed away on October 6, 2023.
(2)	Dr. Harvey did not seek re-election to the Board. Dr. Harvey’s term ended effective February 23, 2023.
(3)	Includes $15,000 earned by Mr. Rakhit as an independent member of the board of directors of Buckreef Gold Company Ltd., a subsidiary of the Corporation.
(4)	Includes $83,334 of common shares vested to Mr. Rakhit on the second anniversary of his appointment date. These common shares have yet to be settled. There are other terms in the director compensation agreement that were not reflected in the table above either because they don’t affect the current fiscal year or the amount is not yet determinable.
(5)	Includes 333,333 of common share awards that vested on April 27, 2023 as part of Mr. Sinclair’s director compensation agreement. These common shares have been valued using the closing price of TRX shares on the NYSE American as of April 27, 2023 ($0.54).

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all option-based awards and share-based awards outstanding as of August 31, 2023 with respect to the non-employee directors.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or payout value of share-based awards that have not vested ($) (4)	Market or payout value of vested share-based awards not paid out or distributed ($)
Norman Betts	Nil	Nil	Nil	Nil	187,500	$73,125	Nil
Shubo Rakhit	Nil	Nil	Nil	Nil	200,000	$161,334	$74,880
James Sinclair(1)	95,000 467,000	C$0.40 C$0.43	October 6, 2024 October 6, 2024	C$12,350(2) C$46,700(2)	458,332	$178,749	$130,000
Richard Steinberg	Nil	Nil	Nil	Nil	187,500	$73,125	Nil
William Harvey(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)	Mr. Sinclair sadly passed away on October 6, 2023. Mr. Sinclair's outstanding options expire within one year after his death. 333,332 common shares awards granted to Mr. Sinclair vested on October 6, 2023.
(2)	Value based on the closing price of TRX shares on the TSX as of August 31, 2023 (C$0.53).
(3)	Dr. Harvey did not seek re-election to the Board. Dr. Harvey’s term ended effective February 23, 2023.
(4)	Value based on the closing price of TRX shares on the NYSE American as of August 31, 2023 ($0.39).

Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year (3) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Norman Betts	Nil	$69,000	Nil
Shubo Rakhit	Nil	$152,334(4)	Nil
James Sinclair(1)	Nil	$214,500(4)	Nil
Richard Steinberg	Nil	$34,500	Nil
William Harvey(2)	Nil	$69,000	Nil

(1)	Mr. Sinclair sadly passed away on October 6, 2023.
(2)	Dr. Harvey did not seek re-election to the Board. Dr. Harvey’s term ended effective February 23, 2023.
(3)	The value of share-based awards is calculated as the closing price of TRX common shares on the NYSE American on each vesting date multiplied by the number of shares vested during the year.
(4)	Includes the value of the common share bonus to be received in shares that vested during the year. The entire portion of the common shares have not yet been issued as of the date of filing and will be issued in due course.

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Value exercised during the year

No options were exercised by any of the non-employee directors (except for Dr. Harvey) during the fiscal year ended August 31, 2023. The details of Dr. Harvey’s option exercises are provided below.

Director	Number of Options Exercised	Exercise Price (C$)	Share Price on Exercise Date (C$)	Value Realized (C$)
William Harvey	250,000	C$0.43	C$0.76	C$82,205
	100,000	C$0.40	C$0.76	C$35,882
Total	350,000			C$118,087

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance in effect as of the end of the Corporation’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding Stock Options	Weighted average exercise price of outstanding Stock Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Omnibus Equity Compensation Plan) Canadian Dollar denominated stock options	4,986,000	CAD $0.41	3,617,450
Equity compensation plans approved by security holders (Omnibus Equity Compensation Plan) US Dollars denominated stock options	10,450,000	USD $0.49
Total	15,436,000	N/A	3,617,450

Burn Rate

In accordance with the policies of the TSX, the following table sets out the annual burn rate, calculated in accordance with section 613(p) of the TSX Company manual, of each of Corporation’s security-based compensation arrangements for the three most recently completed financial years:

Omnibus Equity Incentive Plan
For the Year Ended August 31,	Burn Rate
2023	2.09%
2022	3.46%
2021	Nil

Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Corporation’s current and prior equity compensation plans, as applicable, by the weighted average number of securities outstanding for the applicable fiscal year.

Composition of the Audit and Risk Management Committee

The Audit and Risk Management Committee members are comprised of the following directors of the Corporation:

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Norman Betts (Chair)	Independent (1)	Financial expert (2)
Shubo Rakhit	Independent (1)	Financially literate (3)
Richard J. Steinberg	Independent (1)	Financially literate (3)

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
(3)	An Audit Committee Financial Expert must possess five attributes: (i) an understanding of GAAP and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

For further details about the Audit and Risk Management Committee, Shareholders are referred to the Corporation’s Annual Information Form dated November 29, 2023 (filed on SEDAR+ on November 29, 2023) under the heading, “Audit Committee Information” for the disclosure required by Form 52-110F1 of National Instrument 52-110.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

No directors or executive officers of the Corporation or proposed nominees for election as a director, or their associates or affiliates have been indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board has confirmed the Corporation’s main area of interest has been in the exploration and development of gold properties, with a primary focus on exploring for and developing gold properties in the United Republic of Tanzania (“Tanzania”). Tanzania remains the focus of the Corporation’s exploration and development activities. The Corporation’s primary asset is its interest in the Buckreef Gold Project.

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, NI 58-101 prescribes certain disclosure by the Corporation of its corporate governance practices.

The following report by the Board describes the analysis and disclosure of corporate governance practices of the Corporation.

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CORPORATE GOVERNANCE DISCLOSURE

1.       Board of Directors

A director is considered independent only where the Board determines that the director has no direct or indirect material relationship with the Corporation or its subsidiaries (together referred to as the Corporation). A “material relationship” is defined in National Instrument 52-110 – Audit Committees to mean any relationship, which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgement.

On an annual basis, the Board, in consultation with the Audit and Risk Management Committee, reviews each relationship that a director has with the Corporation in order to determine whether the director is or remains independent.

Based on reference to these requirements and review of the applicable factual circumstances against these standards, the Board, in consultation with the Audit and Risk Management Committee, has determined that subsequent to the Meeting, a majority of its directors will be independent. The following table identifies which directors are not independent and the basis for that determination.

Director	Independence Status	Basis for determination of non-independence
Stephen Mullowney	Not independent	Mr. Mullowney is considered to have a material relationship with the Corporation by virtue of his position as CEO of the Corporation
Norman Betts	Independent	Not applicable – no material relationship
Richard Steinberg	Independent	Not applicable – no material relationship
Andrew Cheatle	Not independent	Mr. Cheatle is considered to have a material relationship with the Corporation by virtue of his position as COO of the Corporation
Shubo Rakhit	Independent	Not applicable – no material relationship.

The following directors of the Corporation are presently directors of other reporting issuers:

Norman Betts:          Adex Mining Inc., and 49 North Resources Inc.

Andrew Cheatle      Condor Gold PLC

The independent directors may hold separate meetings at which management is not in attendance. The Board facilitates open and candid discussion among its independent directors by encouraging such members to have discussions with the Board members who are not independent directors. The Board allows for time after each Board meeting to meet without management and non-independent directors present. The Board also encourages its independent directors to have informal discussions amongst themselves whenever appropriate. The various board committees are comprised completely of independent directors.

The following table provides details regarding directors’ attendance at board and committee meetings held during the relevant period (September 1, 2022 to August 31, 2023).

Meetings Attendance	Board of Directors	Audit Committee	Corporate Governance and Nominating Committee
James E. Sinclair	6 of 6	-	-
Norman Betts	6 of 6	4 of 4	4 of 4
Stephen Mullowney	6 of 6	-	-
Andrew Cheatle	6 of 6	-	-
Shubo Rakhit	6 of 6	4 of 4	4 of 4
Richard Steinberg	5 of 6	4 of 4	4 of 4

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The role of Lead Independent Director ceased in October 2023 with the Board becoming majority independent and the appointment of Shubo Rakhit as Independent Chairman of the Corporation.

2.       Board Mandate

The following is the mandate of the Board:

•	Advocate and support the best interests of the Corporation;
•	Review and approve strategic, business and capital plans for the Corporation;
•	Ensure that specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance;
•	Review the principal risks of the Corporation’s business and pursue the implementation of appropriate systems to manage such risks;
•	Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken when performance falls short of goals;
•	Establish and monitor a Code of Ethics and Business Conduct for Directors, Officers and Employees to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;
•	Establish and monitor a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;
•	Review measures implemented and maintained by the Corporation to ensure compliance with statutory and regulatory requirements;
•	Review and monitor the effectiveness of the Audit and Risk Management Committee, and the Audit and Risk Management Committee Charter, on at least an annual basis;
•	Select, evaluate, and compensate the senior management;
•	Grant shares or restricted stock units, or both, and monitor the evaluation and compensation of senior management;
•	Monitor the practices of management to ensure appropriate and timely communication of material information concerning the Corporation to its shareholders; in addition, assume responsibility for the Communication (Disclosure) Policy of the Corporation to ensure that it addresses how the Corporation interacts with analysts and the public and that it contains measures for the Corporation to avoid selective disclosure and ensures that insiders understand their obligations with respect to trading in securities of the Corporation;
•	Monitor compliance with the Communication (Disclosure) Policy and be responsible for the granting of any waivers therefrom;
•	Monitor overall safety and environmental policies and programs;
•	Monitor the development and implementation of programs for management succession and development; and
•	Discharge such other duties as may be required for the good stewardship of the Corporation.

3.       Position Descriptions

The Board has developed a written position description for the Chair of the Board which sets out Chair’s duties and responsibilities. The Board does not at this time have formal position descriptions for the Chair of each Board committee and the CEO. The Board expects the CEO to meet the corporate objectives and responsibilities of the Corporation.

While management is responsible for the day-to-day operations of the Corporation’s business, the Board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives and monitoring management’s progress in achieving approved corporate objectives.

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Management is required to seek the Board’s approval for any major transaction. The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

4.       Orientation and Continuing Education

New directors receive copies of Board materials and all material regarding the Corporation including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports, and copies of the Corporation’s codes and policies, including the statement of corporate governance policies of the Board, code of ethics and business conduct, code of ethical conduct for financial managers, whistleblower policy, disclosure (communications) policy and audit and risk management committee charter. New directors are encouraged to visit and meet with management on a regular basis. Management of the Corporation makes itself available for discussion with all Board members.

The Board does not presently provide organized continuing education programs for its directors. However, each Board member is encouraged to attend meetings, courses, seminars and conferences to ensure the director’s knowledge and skills remain current to meet their obligations as directors.

5.       Ethical Business Conduct

The Board has adopted a Code of Ethics and Business Conduct (the “Code”) applicable to directors, officers, employees and consultants, and a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour. The Code is posted on the Corporation’s website at www.trxgold.com. The Code is also available for viewing on the SEDAR+ website at www.sedarplus.ca. The Board accepts the responsibility of monitoring compliance with the Code. The Corporation requires that directors, officers and employees annually certify they have complied with the Code. The Corporation has filed no material change reports relating to departures from the Code by any directors and/or officers or financial managers.

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has a material interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation. Furthermore, all issuances of shares to insiders are separately approved by the Audit and Risk Management Committee, which consists entirely of independent directors.

The Board and the Corporation encourage and promote a culture of ethical business conduct from all directors, officers, employees and associates.

6.       Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board has a Corporate Governance and Nominating Committee comprised of independent directors Shubo Rakhit, (Chair), Norman Betts and Richard Steinberg. When a vacancy on the Board arises, the Corporate Governance and Nominating Committee is encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Board. When considering a potential candidate, the Corporate Governance and Nominating Committee considers the qualities and skills that the Board, as a whole, should have. Based on the talent already represented on the Board, the Corporate Governance and Nominating Committee identifies the skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Corporation. Potential candidates are screened to ensure they possess the requisite qualities, including integrity, business judgment and experience and other skills and abilities to work well with the Board and the Corporation.

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Board Succession: Commenced in Fiscal Year 2022, the Corporate Governance and Nominating Committee has committed to overseeing a deliberate and gradual board refresh that will transform the make-up of the board. The goals of the board succession process are to bring in new members, enhance diversity and to ensure a gradual but effective transition of knowledge while maintaining an appropriate balance of skills and introducing, where appropriate additional mining engineering skills. The Board Succession and refresh process is a multi-year commitment, and may result from time to time a periodic imbalance of gender diversity and independence. The Corporation’s long-term commitment is to attain a minimum of at least one female director in 2024.

7.       Compensation

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Corporate Governance and Nominating Committee of the Board. The Corporate Governance and Nominating Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.

The Corporate Governance and Nominating Committee is comprised of three directors: Shubo Rakhit (Chair), Norman Betts and Richard Steinberg, all of whom are independent for the purposes of NI 58-101.

The Corporate Governance and Nominating Committee meets to discuss salary matters as required. Its recommendations are reached primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Corporate Governance and Nominating Committee feels are similarly placed within the same business development of the Corporation.

GGA was retained as external advisors to assist the special committee on compensation and the Corporation in determining compensation.

8.       Other Board Committees

The Board currently has appointed two committees; an Audit and Risk Management Committee, and a Corporate Governance and Nominating Committee.

The Audit and Risk Management Committee is described above under “Composition of the Audit and Risk Management Committee”

The Corporate Governance and Nominating Committee is described above under “Compensation” and “Nomination of Directors”.

9.       Assessments

Due to the size of the Board, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees. The Board conducts an annual review/evaluation process questionnaire which is designed to provide directors with an opportunity to evaluate the Board’s performance and make suggestions for improvement. The completed questionnaires are submitted to the Chair of the Audit and Risk Management Committee who reviews the evaluations and submits a summary to the Board.

The Board as a whole is responsible for the Corporation’s approach to corporate governance, committee and individual director effectiveness issues on a continuous basis. The Board has functioned and is of the opinion that it can continue to function, independently as required. When necessary or desirable, the Board will establish committees comprised of members who are independent with respect to the issue to be determined.

The Board, monitors the size of the Board to ensure effective decision-making.

10.        Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for its directors or other mechanisms for Board renewal. The Corporate Governance and Nominating Committee, on an annual basis, reviews the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of directors or other adjustments as appropriate.

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The Corporate Governance and Nominating Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Corporation's projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of the Corporation. For additional information regarding board renewal, refer to Board Succession under the Nomination of Directors section.

11.        Policies Regarding the Representation of Women on the Board

The Corporation has not adopted a written policy relating to the identification and nomination of women directors, as it believes that the interests of the Corporation would be better served by ensuring that Board candidates are identified and selected from the widest possible group of potential candidates. The goal of this process is to create a Board that, as a whole, consists of individuals with various and relevant career experience, knowledge of the mining industry and financial or other specialized expertise. A formalized written diversity policy governing the identification and selection of potential candidates may unduly restrict the Board's ability to select the best candidate.

12.        Consideration of the Representation of Women in the Director Identification and Selection Process

The Corporate Governance and Nominating Committee, under the supervision of the Board is responsible for establishing qualifications and skills necessary for an effective Board and for various committees of the Board, including but not limited to factors such as professional experience, particular areas of expertise, personal character, potential conflicts of interest, diversity and other commitments.

Although diversity (which includes diversity in gender, age, ethnicity and cultural background) is one of the factors considered in the Corporation's director identification and selection process, other factors, being professional experience, particular areas of expertise and personal character, are also considered in the director identification and selection process. The Corporate Governance and Nominating Committee has had considerable discussion regarding gender diversity and the benefits thereof and the Corporation is committed to gender diversity on the Board, as well as at the senior levels of management. In light of the Corporation's view that candidates should be selected from the widest possible group of qualified individuals, the Board will ensure, in the process of ongoing Board renewal and the continuing search for a diverse mix of talent and competency, that, where possible, new appointments will advance the Corporation's commitment to diversity. See also “Targets Regarding the Representation of Women on the Board and in Executive Officer Positions” below.

13.        Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process. In making decisions as to executive officer appointments, the Corporation believes that decisions to hire or promote an individual should be based on that person's professional experience, particular areas of expertise, character and merit. Accordingly, factors including but not limited to the level of representation of women in executive officer positions, professional experience, areas of expertise and personal character are considered when making executive officer appointments.

14.        Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted a formal target regarding women on the Board or in executive officer positions for the reasons set out above and the Corporation believes that adopting such a target may unduly restrict its ability to select, hire or promote the best candidate for the position in question.

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15.        Number of Women and Diversity on the Board and in Executive Officer Positions

The Corporation currently has no female directors on the Board and one female officer representing 20% of the Corporation's management team. The Board is currently comprised of 20% diverse members. The board of directors of Buckreef Gold Company Ltd., the Corporation's subsidiary, is currently comprised of 57% diverse members, including one female director.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca. Copies of the Corporation’s financial statements for the year ended August 31, 2023 and Management’s Discussion & Analysis are also available on SEDAR+ or may be obtained by any person upon receipt of a request in writing to the Corporation at IR@trxgold.com. Such copies will be sent to any shareholder without charge. Financial information with respect to the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion & Analysis for its mostly recently completed financial year.

PROPOSALS OF SHAREHOLDERS FOR PRESENTATION
AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS

We anticipate that the next annual meeting of shareholders will be held in February 2025. Any shareholder who desires to submit a proper proposal for inclusion in the meeting materials related to the next annual meeting of shareholders must do so in writing in accordance with the Business Corporations Act (Alberta), at it must be received by the Corporation at its head office no later than November 30, 2024 in order to be considered for inclusion in the meeting material for the 2025 annual meeting of shareholders. For proposals sought to be included in the Corporation’s meeting materials, the proponent must be a record or beneficial owner entitled to vote on such proposal at the next annual meeting and must continue to own such security entitling such right to vote through the date on which the meeting is held.

BOARD APPROVAL

The Board has approved the content and distribution of this Management Information Circular.

DATED at Oakville, Ontario, this 15th day of January, 2024.

ON BEHALF OF THE BOARD OF DIRECTORS

TRX GOLD CORPORATION

“Shubo Rakhit”

Shubo Rakhit,

Chairman

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SCHEDULE “A”

BY-LAW NO. 3

A BY-LAW RELATING TO ADVANCE NOTICE REQUIREMENTS FOR THE NOMINATION OF DIRECTORS AND THE TRANSPARENCY FOR AGAINST CAMPAIGNS OF TRX GOLD CORPORATION

NOMINATIONS OF DIRECTORS

1.	Nomination procedures. Subject only to the Business Corporations Act (Alberta) (the “Act”) and the articles of the Corporation, only persons who are nominated under the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders called for any purpose which includes the election of directors to the Board, as follows:

a.	by or at the direction of the Board or an authorized officer of the corporation, including pursuant to a notice of meeting;

b.	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

c.	by any person (a “Nominating Shareholder”) who: (A) at the close of business on the date of the giving of the notice provided for below in this By-law and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) complies with the notice procedures set forth in this By-law.

2.	Nominations for Election. The procedures set forth in this By-law shall be the exclusive means for any Shareholder to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

3.	Timely notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation.

4.	Manner of timely notice. To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

a.	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new period for the giving of a Nominating Shareholder’s notice as described above.

5.	Proper form of timely notice. To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

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a.	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each, a "Proposed Nominee"):

(1)	the name, age, business address and residential address of the Proposed Nominee;

(2)	the principal occupation or employment of the Proposed Nominee for the previous five (5) years;

(3)	the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(4)	any relationships, agreements, arrangements or understandings, including financial, compensation and indemnity-related relationships, agreements, arrangements or understandings, between the proposed nominee or any Affiliates or Associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee and the nominating shareholder; and

(5)	any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below);

b.	as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

c.	a written consent duly signed by each Proposed Nominee with respect to being named as a nominee for election to the Board and to serve as a director of the Corporation, if elected.

(1)	The Corporation may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(2)	References to "Nominating Shareholder" in this Section shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

6.	Eligibility for nomination as a director. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

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TRANSPARENCY OF AGAINST CAMPAIGNS

7.	Against Campaign. Subject to the Act and the articles of the Corporation, if, at the Proxy Cut-Off of an Uncontested Meeting, the sum of:

a.	the number of votes instructed to be cast against the election of one or more of the directors nominated by the Board in deposited proxies or voting instruction forms;

b.	the number of votes represented by a third-party proxy appointee without instruction in deposited proxies or voting instruction forms; and

c.	the number of votes represented by registered shareholders entitled to vote at the Uncontested Meeting, outside of depositories, for which no proxy has been appointed;

is greater than 50% of the (i) total number of votes represented by deposited proxies or voting information forms plus (ii) the votes represented in 1(c), then the meeting shall be automatically postponed for a single period of up to 45 days, during which time the Corporation may elect to file or disseminate updated information providing any supplemental disclosure or take any further action deemed appropriate by the Board.

8.	Advance Notice Carve Out. An Uncontested Meeting shall not be automatically postponed in accordance with Section 7, if timely notice of an Against Campaign in proper written form has been provided in accordance with this By-law.

9.	Timely Notice of Against Campaign. To be timely, notice of an Against Campaign must be submitted by any shareholder who intends to engage in an Against Campaign in proper written form to the Corporate Secretary at the principal executive offices of the Corporation and filed on SEDAR+ not later than 30 calendar days in advance of such meeting. If no proxy circular has been filed 35 calendar days in advance of such meeting, then notice must be submitted by the close of business on the fifth (5th) calendar day following the filing by the Corporation of a proxy circular relating to such meeting; provided, however, that if after that date the Corporation files or disseminates supplemental disclosure and there is a substantial likelihood that a reasonable shareholder would find the supplemental disclosure important in deciding how to vote on the director nomination resolutions at the meeting, notice may be submitted by no later than the close of business on the fifth (5th) calendar day following such additional filing.

10.	Information Required for Notice of Against Campaign. To be in proper written form, notice of an Against Campaign must set forth, as to each shareholder who intends to engage in an Against Campaign:

a.	if such shareholder is an individual, the name, principal occupation or employment and address of such shareholder;

b.	if such shareholder is not an individual, the name of such shareholder and the name, principal occupation or employment and address of the most senior executive officer or equivalent of the shareholder;

c.	the class or series and number of shares in the capital of the Corporation which are controlled, directed or owned, beneficially or of record, by the shareholder or any other person with whom the shareholder is acting jointly or in concert with respect to the Corporation or its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

d.	their interests in, or rights or obligations associated with any agreement, commitment, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the person’s economic exposure to the Corporation;

e.	any, agreement, commitment or understanding relating to the financing of the Against Campaign;

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f.	any proxy, contract, arrangement, understanding or relationship pursuant to which such shareholder or any affiliate or associate has a right to vote any shares of the Corporation; and

g.	the reason(s) the shareholder intends to engage in an Against Campaign with respect to any director nominees that are the subject of the Against Campaign.

11.	Terms. For purposes of this By-law:

a.	“Against Campaign” means the communication by a shareholder of (i) their intention to vote against the election of one or more of the individuals nominated by the Board for election as a director of the Corporation or (ii) their opposition to the business and affairs of the Corporation, including any of its directors or management, under circumstances pursuant to which a reasonable person would conclude such shareholder intends to vote against the election of one or more of the individuals nominated by the Board for election as a director of the Corporation, in each case under circumstances reasonably calculated to result in another shareholder (or shareholders) of the Corporation voting against one or more of the directors nominated by the Board.

b.	"Affiliate", when used to indicate a relationship with a specific person, means a person that, directly or indirectly, controls, is controlled by or is under common control with such specified person;

c.	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

d.	"Associate", when used to indicate a relationship with a specified person, means:

(1)	any body corporate or trust of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such body corporate or trust for the time being outstanding;

(2)	any partner of that person;

(3)	any trust or estate in which such person has a substantial beneficial interest or in respect of such person serves as trustee or in a similar capacity;

(4)	a spouse or adult interdependent partner of such specified person;

(5)	any person of either sex with whom such specified person is living in conjugal relationship outside marriage; or

(6)	any relative of such specified person or of a person mentioned in paragraph (iv) or (v) of this definition, if that relative has the same residence as the specified person;

e.	“Proxy Cut-Off” means the time specified in the notice calling a meeting of shareholders by which a proxy for such meeting must be deposited with the Corporation or its agent;

f.	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the SEDAR+ at www.sedarplus.ca; and

g.	“Uncontested Meeting” means a meeting of shareholders at which the business to be transacted at the meeting includes the election of directors and there is only one candidate nominated for each position available on the Board.

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12.	Power of the Chair. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this By-law and, if any proposed nomination is not in compliance with such procedures, to declare that such defective nomination shall be disregarded.

13.	Delivery of notice. Notwithstanding any other provision of this By-law, notice given to the Corporate Secretary of the Corporation pursuant to this By-law may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

14.	Update of Information Provided by Shareholder. In addition, to be considered timely and in proper written form:

a.	a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting;

b.	Any information required for notice of Against Campaign as per paragraph 9 shall be provided as of the date of such notice; and

c.	A shareholder’s notice shall be updated forthwith to account for any material changes, so that the information provided or required to be provided in such notice shall be true and correct as of the Proxy-Cut Off of the meeting.

15.	Board Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.

16.	Effective Date. Subject to its confirmation by the shareholders in accordance with the Act, this By-law will come into force on the date approved by the Board.